YOU On Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, New York  10003

April 25, 2013

By EDGAR Transmission
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry Spirgel

Re:	You On Demand Holdings, Inc. Preliminary Information Statement on Schedule 14C Filed April 15, 2013 File No. 001-35561

We hereby submit the responses of YOU On Demand Holdings, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 24, 2013, providing the Staff’s comments with respect to the above referenced Preliminary Information Statement on Schedule 14C.

For the convenience of the Staff, each of the Staff’s comments is included (in bold) and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.             We note that you have obtained approval for the actions contemplated by this preliminary information statement pursuant to a written consent of stockholders holding a majority of the outstanding shares of your common stock as of the record date. Please tell us in your response how such consent was obtained. Identify each stockholder who executed the written consent and tell us such stockholder’s relationship to the company. Please also explain how the stockholders’ consent was obtained in a manner that was exempt from the proxy solicitation rules.

Company Response:  The consents were obtained from Shane McMahon, the Company’s Chairman and CEO, and Weicheng Liu, the Company’s CEO – China and director.  Together, Mr. McMahon and Mr. Liu own approximately 56% of the outstanding voting securities of the Company as of the record date.  Because each of Mr. McMahon and Mr. Liu are officers of the Company, and the Company did not solicit proxies or consents from more than 10 shareholders (in fact, the Company did not solicit proxies or consents from any other shareholders), the consents of Mr. McMahon and Mr. Liu were obtained in a manner that was exempt from the Commission’s proxy solicitation rules.

2.             Please revise your disclosure to address potential negative effects of your proposals on disinterested shareholders. For example, the issuance of additional shares under the “negative clawback” may have a dilutive effect.

Company Response:  We will include the following disclosures to the Information Statement:

Negative Clawback

The issuance of the 436,238 additional shares of our common stock in connection with the approval of the Negative Clawback will have a dilutive effect on existing disinterested shareholders.

Removal of Anti-Dilution Provision of Warrants

While the number of shares underlying the Warrants has not changed, the approval of the anti-dilution provision of the Warrants and the resulting reduction of the exercise price of the Warrants to from $4.25 to $1.50 may, to the extent that such Warrants are exercised due to the lower exercise price, have a dilutive effect on existing disinterested shareholders.

YOU On Demand Holdings, Inc.
April 25, 2013

Adjustment to Conversion Price of Series C Preferred Stock

The adjustment to the conversion price of the Series C Preferred Stock may, to the extent that shares of Series C Preferred Stock are converted into shares common stock, have a dilutive effect on existing disinterested shareholders.   Prior to the approval of the Majority Shareholders, the Series C Preferred Stock was convertible into an aggregate of 250,000 shares of common stock.  Following the approval of the Majority Shareholders, the Series C Preferred Stock will be convertible into an aggregate of 400,000 shares of common stock.

Removal of Floor to Conversion Price of the Convertible Note

The removal of the $4.75 floor to the conversion price of the Note may, to the extent that the Note is converted into shares of common stock, have a dilutive effect on existing disinterested shareholders.  Prior to the approval of the Majority Shareholders, the Note was convertible into 631,579 shares of common stock.  Following the approval of the Majority Shareholders, the Note will be convertible into 2,000,000 shares of common stock.

3.             Please explain why you agreed to remove the $4.75 floor to the conversion price of the convertible note you issued to Mr. McMahon. In addition, we note your reference to “Appendix B” on page 3. However, we note that there were no appendices attached to your information statement. Please explain this reference.

Company Response:  When initially issued, the convertible note issued to Mr. McMahon did not contain a floor to the conversion price.  Following discussions with NASDAQ listing staff in connection with the then upcoming listing on NASDAQ, the Company was advised that in order to comply with NASDAQ listing rules, absent obtaining shareholder approval, the note would have to be amended, prior to listing, to include a floor price equal to the closing bid price of the Company’s  common stock on the trading day immediately prior to the date of the Note.  Accordingly, the removal of the floor to the conversion price at this time is to revert to the original intent of the parties at the time that the note was initially issued.

With respect to the reference to Appendix B, that was made in error.  We will revise the sentence to read: “On April 12, 2013, the Majority Shareholders approved an amendment to Section 3(a)(i) of the Note, as amended on May 21, 2012, to remove the $4.75 floor to the conversion price of the Note, and such approval and such amendment will be effective following the expiration of the 20-day period mandated by Rule 14c-2.”

*****

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 206-1216, or Brian J. Buck, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8347.

Sincerely,

YOU On Demand Holdings, Inc.

By: /s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer